

WHENEVER YOU FIND YOURSELF ON THE SIDE OF THE MAJORITY, TIME TO PAUSE AND REFLECT.
~ MARK TWAIN

Jose J. Muñoz González · 1st

 **Facsimile Paper Con**

Problem Solver

Puerto Rico · **500+ connections** · **Contact info**

Featured



En color o negro IMPRIME TRANQUILO.
Los sistemas CX725 & MX722 ofrecen todo lo que neces
momento de imprimir tus documentos:
1. Confiabilidad...

👏 👍 3

Experience



Manager
Facsimile Paper Connection
Apr 2019 – Present · 1 yr 5 mos
Puerto Rico

President

Artesano Rum Corporation · Self-employed
Jul 2020 – Present · 2 mos
Jayuya, Puerto Rico
My mission is simple, but not an easy:
To get as much people to taste Ron Artesano as possible,
and to make it their favorite rum in the world.


Artesano_Bottle_rev
oct2020.png

Director Of Business Development
La Destileria Craft Spirits Co. · Self-employed
Mar 2020 – Present · 6 mos
Jayuya, Puerto Rico

My mission is to create and nurture unique brands, and to develop their potential worldwide.

Problem Solver / Change Agent / Creator
Muñoz-Gonzalez S.C. · Self-employed
Apr 2015 – Jul 2020 · 5 yrs 4 mos
San Juan

I create profit for my clients by finding creative solutions to just about any marketing or business challenge they might be facing. My strongest suit? The Alcoholic Beverage Industry.

I have rock solid experience in: ...see mor


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Partner
OPINATION · Self-employed
May 2017 – Jan 2020 · 2 yrs 9 mos
Puerto Rico area

OPINATION is a real time social media and research platform that gives voice to people while providing actionable insights to brands.
Why OPINATION?
- You get the facts in Real-Time   ...see mor

Founding Partner
Cinema Bar 1950
Oct 2013 – May 2015 · 1 yr 8 mos
Cuartel de Ballajá, Old San Juan, Puerto Rico

Cafe, Boutique Cinema & Restaurant all under one roof at the heart of Old San Juan, Puerto

Rico...right in front of El Morro.
http://www.cinemabar1950.com/

 Logo

Brand Manager / Promotions Director



Bacardi

Jun 2013 – Mar 2015 · 1 yr 10 mos
San Juan, Puerto Rico

Brand management for Bacardi Rums in Puerto Rico, as well as Promotions Director for the
local market.
Constantly developing new strategies to achieve strong brand engagement and affinity with ou
consumers. Responsibilities include: Brand Planning, budget planning & managemer ...see mor

Brand Manager

Cervecera de Puerto Rico

Feb 2007 – Jun 2013 · 6 yrs 5 mos
Mayaguez, Puerto Rico

Responsible for all aspects of the Malta India business in Puerto Rico and it's growth from 62%
market share to 86% in 5 years. Duties included strategic planning, budget management,
advertising, promotions, brand integrations, production planning and forecasting. Managed an
analyzed sales data and trends for both Malta India & Medalla Light. Part of the tean ...see mor

 Medalla Light

 Malta India

President

Guerrilla by Guerrilla, Inc.

2005 – 2010 · 5 yrs

Self-owned company specialized in alternate media and advertising, commonly referred to as
Guerrilla. Provided alternate media outsource, as well as proprietary media like Napkin Media.
Freelance advertising and marketing advisor.

Creative Director



Key Communications - De la Cruz & Associates

Feb 2005 – Feb 2006 · 1 yr 1 mo

Creative direction for all agency's clients.
Supervise, validate and present creative concepts for new business prospects.

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Education

School of Life
Design, Advertising, Marketing, Business, Start-ups, Entrepreneurship, Leadership, Finance, Sales, Perennial Learner
1993 – 2027
Activities and Societies: Reading, stepping out of my comfort zone, learning from other people, asking lots of questions, struggling until I was able to handle the work, putting a lot of hours, making mistakes, learning from mistakes. Beer & cocktail fanatic. BJJ

Universidad de Puerto Rico - Mayaguez
Dropped-Out, En route to Computer Engineering
1990 – 1992

Skills & Endorsements

Advertising · 99+

Endorsed by **Madeline Nieves and 35 others who are highly skilled at this**

 Endorsed by **3 of Jose J.'s colleagues** Bacardi

Strategy · 99+

 Endorsed by **Adrian Rivera, who is highly skilled at this**

 Endorsed by **3 of Jose J.'s colleagues** Bacardi

Integrated Marketing · 99+

 Endorsed by **Jaime Alfaro and 1 other who is highly skilled at this**

 Endorsed by **5 of Jose J.'s colleagues** cruz

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Recommendations

Ask for a recommendation | **Recommend J**

Received (5)   Given (4)

Elisa Hernandez

I had the opportunity to work in with Jose, collaborating thr several brand strategic analyses. He liked to challenge the

ERP Procurement/Assets
Lead at International Atomic
Energy Agency (IAEA)

April 30, 2019, Elisa worked
with Jose J. in different groups

is", in the search of efficiencies and increased business's
margins. He always showed passion and commitment for hi
work. I wish him the best, and I look forward to colla... **See**



Richard Santana

Founder at Puerto Rico
ICON Investment
Globalization
Transformation

November 19, 2015, Richard
was a client of Jose J.'s

I've known Jose for 10 years, it's always a pleasure to work
him. Consummate professional, straightforward and honest
brings a wealth of marketing and sales experience to the ta
Best of luck in your new endeavour !

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